THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                 March 16, 2007

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: OneLife Health Products, Inc.
    Registration Statement on Form SB-2
    File No.  333-140447

Dear Mr. Riedler:

We are writing in response to your comment letter dated March 2, 2007, in connection with the above-referenced filing.

GENERAL

1.IN YOUR RESPONSE LETTER, PLEASE STATE OUR COMMENT AND THEN EXPLAIN EACH CHANGE THAT HAS BEEN MADE IN RESPONSE TO A COMMENT. IN ADDITION, YOU SHOULD ALSO REFERENCE EACH PAGE NUMBER IN WHICH DISCLOSURE HAS BEEN REVISED IN RESPONSE TO A COMMENT SO THAT WE CAN EASILY PLACE YOUR REVISED DISCLOSURE IN ITS PROPER CONTEXT.

Noted.

2. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT COMPLETE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, PLEASE MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

Noted.

3. WHERE COMMENTS ON ONE SECTION ALSO RELATE TO DISCLOSURE IN ANOTHER SECTION, PLEASE MAKE PARALLEL CHANGES TO ALL AFFECTED DISCLOSURES. THIS WILL ELIMINATE THE NEED FOR US TO REPEAT SIMILAR COMMENTS.

Noted.
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PROSPECTUS SUMMARY AND RISK FACTORS. PAGE 3

THE COMPANY. PAGE 3

4. WE NOTE YOUR DISCLOSURE THAT YOU DO NOT EXPECT TO COMMENCE EARNING REVENUES UNTIL AT LEAST MAY 2007. HOWEVER, IT APPEARS YOU ARE CURRENTLY SELLING YOUR ONE PRODUCT, THE HUMAN IMMUNE SYSTEM SUPPLEMENT PRODUCT THAT YOU HAVE BRANDED "DAILY IMMUNE ENHANCER WITH ANTIOXIDANT PROPERTIES" ON YOUR WEBSITE. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN WHY YOU EXPECT TO COMMENCE EARNING REVENUES UNTIL AT LEAST MAY 2007 WHEN IT APPEARS YOU ARE CURRENTLY SELLING YOUR PRODUCT VIA YOUR WEBSITE, WWW.ONELIFEHEALTHPRODUCTS.COM, OR ADVISE US ACCORDINGLY.

We have revised the disclosure to correct this contradiction and to indicate the date of our first recorded sales in February 2007,and gross revenues realized to date. These corrections were also made in:

- summary of financial  information  in Prospectus  summary and risk factors
- the first, second and third risk factors

Please refer to comment 25 changes as well.

5. YOU INDICATE IN THE THIRD FULL PARAGRAPH THAT YOU RECENTLY COMPLETED YOUR WEBSITE AND IT APPEARS THAT YOU ARE CURRENTLY SELLING YOUR ONE VITAMIN SUPPLEMENT PRODUCT ON YOUR WEBSITE. PLEASE DISCLOSE HOW LONG YOU HAVE BEEN SELLING YOUR ONE PRODUCT VIA YOUR INTERNET SITE.

We added the date for which our website was put into active service. We also made the correction in Description of Business "Sales Strategy."

RISK FACTORS, PAGE 4

6. WE NOTE YOUR DISCLOSURE ON PAGE 24 THAT TO THE EXTENT YOU EXPERIENCE RAW MATERIAL SHORTAGES OR SIGNIFICANT PRICE INCREASES FROM SHORTAGES, YOU MAY NOT HAVE GOODS AVAILABLE FOR SALE OR BE ABLE TO PASS THESE ADDITIONAL COSTS TO YOUR CUSTOMERS AND THUS, COULD ADVERSELY EFFECT YOUR OPERATIONS. PLEASE CONSIDER ADDING A RISK FACTOR DISCUSSING THE RISKS AND CONSEQUENCES THAT A SHORTAGE IN RAW MATERIALS COULD HAVE ON YOUR BUSINESS.

We added a new risk factor entitled "We may experience disruptions or shortages with the supply of raw materials". We also amended the first paragraph of the risk factor "We Procure all of our Raw Materials and Manufacture all of Our Product Through Third Parties" to ensure that this disclosure is clearly discussed in the new risk factor and the old risk factor is devoted to manufacturing arrangements.

7. WE NOTE YOUR DISCLOSURE ON PAGE 34 UNDER THE HEADING "RULE 144 SHARES" WHERE YOU DISCLOSE THAT A TOTAL OF 5 MILLION SHARE OF YOUR COMMON STOCK THAT ARE
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PRESENTLY HELD BY YOUR TWO OFFICERS WILL BE AVAILABLE FOR RESALE ALTER FEBRUARY
17, 2007. PLEASE CONSIDER ADDING A RISK FACTOR DISCUSSING THE RISKS AND CONSEQUENCES ASSOCIATED WITH YOUR TWO OFFICERS BEING ABLE TO SELL SUCH SHARES, SUCH AS DILUTIONAL IMPACT AND THE POTENTIAL EFFECT IT COULD HAVE ON YOUR MARKET PRICE, IF ANY.

A new risk factor entitled "Since our Officers and Directors Own a Significant Percentage of Our Issued and Outstanding Common Stock, Any Future Sales of Their Shares May Result In a Decrease in the Price of Our Common Stock and the Value of Our Stockholder's Investment" was added.

"WE HAVE LIMITED SALES AND MARKETING EXPERIENCE." PAGE 5

8. PLEASE EXPLAIN HOW YOUR OFFICERS AND DIRECTORS EXPERIENCE IN MARKETING YOUR PRODUCTS IS LIMITED.

We added that our officers and directors have no prior selling, marketing or business experience in this industry to the disclosure in this risk factor

"IF OUR ESTIMATES RELATED TO EXPENDITURES ARE ERRONEOUS OUR BUSINESS WILL FAIL
AND ....," PAGE 5

9. WE NOTE THE REFERENCE TO YOUR "PLAN OF OPERATIONS" SECTION TO OBTAIN INFORMATION PERTAINING TO MANAGEMENT'S ESTIMATES OF EXPECTED EXPENDITURES IN THE NEAR FUTURE. BECAUSE THE AMOUNT OF YOUR EXPECTED EXPENDITURES IS IMPORTANT IN UNDERSTANDING THE RISKS AND CONSEQUENCES YOU DISCUSS IN THIS PARTICULAR RISK FACTOR, PLEASE REVISE TO PROVIDE MANAGEMENT'S ESTIMATES OF YOUR EXPECTED EXPENDITURES. IN THIS REGARD, PLEASE NOTE THAT IT IS NOT NECESSARY FOR YOU TO DUPLICATE THE TABLE YOU PROVIDE ON PAGE 30, BUT RATHER THE TOTAL AMOUNT OF EXPENDITURES YOU EXPECT FOR THE NEXT 12 MONTHS.

We added the total of our budgeted expenditures for the next 12 months of $49,805 to the disclosure in this risk factor

"WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST OUR COMPETITORS." PAGE 5

10. YOU INDICATE THAT YOUR BUSINESS IS IN A HIGHLY COMPETITIVE INDUSTRY. PLEASE IDENTIFY YOUR MAJOR COMPETITORS, OR IF THERE ARE TOO MANY TO NAME, PLEASE LIST THE APPROXIMATE NUMBER OF COMPETITORS YOUR ONE PRODUCT WOULD COMPETE OR CURRENTLY COMPETES WITH. PLEASE PROVIDE SIMILAR DISCLOSURE IN YOUR DOCUMENT ENTITLED "COMPETITION AND COMPETITIVE STRATEGY" ON PAGE 19.

We added disclosure to this risk factor identifying that we face numerous competitors in this industry and that many are private companies. We provided the name of the largest publicly listed competitor and an example of a smaller company. We indicate that we believe we are competing directly with 10 private companies that provide a similar product and sell it over the Internet. We have
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referenced this revised risk factor to the Description of Business, Competition and the Sales Strategy sections for the names of these companies and the brand names and prices of these products. We also noted our relative size and that there many be others competing with us that we are not aware of. We also provided this further disclosure related our competitors in the Description of Business- Competition and Competitive Strategy and referenced it to the table in Sales Strategy where we included the manufacturer names for the 10 products we compete with.

11. PLEASE IDENTIFY YOUR TARGET MARKET IN THIS RISK FACTOR. WE NOTE THAT ELSEWHERE IN YOUR DOCUMENT YOU HAVE IDENTIFIED SUCH MARKET AS "HEALTH CONSCIOUS ADULTS."

We added disclosure to this risk factor to indicate that our target market is "health conscious adults".

"INTELLECTUAL PROPERTY RIGHTS AND PROPRIETARY TECHNIQUES ARE KEY OUR LONG TERM " PAGE 6

12. PLEASE REVISE THIS RISK FACTOR TO DISCLOSE THE INFORMATION YOU HAVE ON PAGE 24 WHERE YOU STATE BECAUSE YOUR ONE PRODUCT CONTAINS COMMON HERBS, WHICH ARE READILY CULTIVATED AND FOUND IN NATURE, YOU DO NOT HAVE ANY PATENT PROTECTION FOR YOUR PRODUCT AND MOREOVER THAT YOU HAVE NOT COPYRIGHTED, TRADEMARKED OR SOUGHT OUT OTHER PROTECTION FOR THIS PRODUCT.

We have revised this risk factor to disclose that we have no intellectual property protection over our product and that contains common herbs which are readily cultivated and found in nature.

"WE PROCURE ALL OF OUR RAW MATERIALS AND MANUFACTURE ALL OF OUR PRODUCT THROUGH "PAGE 7

13. PLEASE IDENTIFY THE THIRD PARTY SUPPLIERS THAT YOU RELY ON TO OBTAIN YOUR RAW MATERIALS. ADDITIONALLY, IF YOU HAVE ANY AGREEMENTS WITH SUCH PARTIES, PLEASE DISCLOSE THE MATERIAL TERMS OF THE AGREEMENTS IN YOUR BUSINESS SECTION AND FILE THE AGREEMENTS AS EXHIBITS TO YOUR DOCUMENT. TO THE EXTENT YOU DO NOT BELIEVE YOU ARE MATERIALLY DEPENDENT ON SUCH AGREEMENTS, PLEASE PROVIDE US WITH A DETAILED ANALYSIS EXPLAINING WHY YOU DO NOT BELIEVE YOU ARE MATERIALLY DEPENDENT ON THE AGREEMENTS, INCLUDING A DISCUSSION ON WHETHER YOU WOULD BE ABLE TO FIND SUPPLIERS ON SIMILAR TERMS THAT YOU HAVE WITH YOUR CURRENT SUPPLIERS.

We added disclosure to this risk factor to indicate our current arrangement with the product manufacturer and the risks associated with the current arrangement. Description of Business- Sources and Availability of Products and Supplies was amended to disclose the names of the competing manufactures, our current third party manufacturing arrangements and present pricing structure. We also added cautionary disclosure with respect to the risks of our present arrangement.
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"INABILITY OF OUR OFFICERS AND DIRECTORS TO DEVOTE SUFFICIENT TIME TO THE
OPERATION OF "PAGE 7

14. WE NOTE YOUR DISCLOSURE THAT YOUR OFFICERS AND DIRECTORS ARE ONLY ABLE TO COMMIT 45 HOURS A WEEK DOING WORK FOR YOU. PLEASE REVISE THIS RISK FACTOR TO DISCLOSE THAT THE 45 HOURS IS IN THE AGGREGATE, YOU ARE REFERRING TO YOUR TWO OFFICERS WHO ALSO SERVE AS DIRECTORS, AND FURTHER PROVIDE HOW MUCH EACH CURRENTLY DEVOTES TO THE COMPANY PER WEEK. PLEASE ALSO SPECIFY IN WHAT OTHER CAPACITY OR JOBS THAT YOUR TWO OFFICERS CARRY ON DURING THE WEEK IN ADDITION TO WORKING FOR YOU COMPANY.

We have added disclosure noting that Dr. Chehil is also involved in conducting his own medical practice and have updated information with respect to Mr. McFarland's retirement and subsequent commitment to work full time for the company. We also updated his bio to reflect this update.

"WE NEED TO RETAIN KEY PERSONNEL TO SUPPORT OUR PRODUCTS AND ONGOING OPERATIONS." PAGE 7

15. PLEASE REVISE THIS RISK FACTOR TO INDICATE THAT YOU HAVE NO EMPLOYEES AT THE PRESENT TIME AND FURTHER THAT YOUR TWO OFFICERS WHO ALSO SERVE AS DIRECTORS DO ALL THE WORK NECESSARY TO OPERATE YOUR COMPANY. PLEASE ALSO DISCLOSE THAT SUCH INDIVIDUALS WERE NOT COMPENSATED FOR THE FIRST YEAR OF OPERATION, WHICH WE UNDERSTAND TO BE FROM FEBRUARY 2006 TO FEBRUARY 2007. PLEASE ALSO DISCLOSE WHETHER YOU INTEND TO COMPENSATE THESE INDIVIDUALS FOR THE 2007 YEAR.

We have added disclosure to note that no compensation has been paid or that it will not be paid for the next 12 months. We also revised this risk factor to indicate there are no other employees other than the 2 officers and directors.

16. YOU REFERENCE OTHER NEEDED KEY EMPLOYEES AND CONTRACTORS WHO HAVE CRITICAL INDUSTRY EXPERIENCE AND RELATIONSHIPS THAT YOU RELY TO IMPLEMENT YOUR BUSINESS PLAN. PLEASE IDENTIFY IN THIS RISK FACTOR AND IN OTHER PLACES OF YOUR DOCUMENT WHERE YOU DISCUSS EMPLOYEES WHO THESE "OTHER KEY EMPLOYEES" ARE ARID IN WHAT CAPACITIES THEY SERVE IN YOUR COMPANY. PLEASE ALSO IDENTIFY THE CONTRACTORS YOU RELY ON AND IN WHAT CAPACITY SUCH CONTRACTORS SERVE YOU. PLEASE ALSO FILE ANY MATERIAL AGREEMENTS YOU HAVE WITH SUCH CONTRACTORS AND FILE ANY AGREEMENTS AS EXHIBITS. IF YOU DO NOT BELIEVE SUCH AGREEMENTS ARE MATERIAL, PLEASE EXPLAIN TO US WHY YOU DO NOT BELIEVE SUCH AGREEMENTS ARE MATERIAL.

We removed all references to contractors and other needed key employees and any related agreements. Mr. McFarland and Dr. Chehil are the only employees at present and are expected to remain so over the next 12 months.

17. PLEASE INDICATE IF YOU HAVE ENTERED INTO ANY KEY LIFE INSURANCE POLICIES WITH RESPECT TO YOUR KEY EMPLOYEES.
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We have noted that there is no key man insurance, and will not be obtaining any into the foreseeable future.

"OUR INDEPENDENT AUDITORS' REPORT STATES THAT THERE IS A SUBSTANTIAL DOUBT THAT WE "PAGE 7

18. PLEASE REVISE THIS RISK FACTOR TO ALSO DISCUSS HOW A GOING CONCERN OPINION WILL/HAS IMPACTED YOUR NEED AND ABILITY TO RAISE CAPITAL NECESSARY TO CARRY OUT YOUR BUSINESS PLAN.

We have added disclosure to discuss the issues we face with respect to the raising and pricing of additional capital, that are consequences of the going concern opinion. We have also updated the audit report dates in this risk factor, which was issued for the amendments to notes 2 and 3 respecting comments 31 and 32.

"INVESTORS WILL HAVE LITTLE VOICE REGARDING THE MANAGEMENT OF ONELIFE DUE TO " PAGE 7

19. PLEASE REVISE THIS RISK FACTOR HEADING AND DISCUSSION TO DISCLOSE THAT SHAREHOLDERS WOULD BE SUBJECT TO DECISIONS MADE BY MANAGEMENT AND THE MAJORITY SHAREHOLDERS, INCLUDING THE ELECTION OF DIRECTORS.

The reference to election of directors was added to the heading and body of this risk factor.

"DIFFICULTY FOR ONELIFE STOCKHOLDERS TO RESELL THEIR STOCK DUE TO A LACK OF
PUBLIC. . . ." PAGE 8

20. PLEASE REVISE THIS RISK FACTOR TO DISCLOSE THAT YOU HAVE NOT APPLIED FOR LISTING OR QUOTATION ON ANY PUBLIC MARKET. PLEASE ALSO DISCLOSE THAT YOU INTENT TO SEEK A MARKET MAKER THAT WILL APPLY FOR QUOTATION ON THE OTCBB UPON EFFECTIVENESS OF THIS FORM SB-2. SIMILARLY, REVISE PAGE 34 TO BRIEFLY DISCUSS THE NEED TO FIND A MARKET MAKER TO APPLY FOR LISTING ON THE OTCBB AS YOU HAVE DISCLOSED ON PAGE 34.

We revised this risk factor to clearly indicate that we will seek out market maker to apply for a quotation upon effectiveness of our SB-2, and that we have not yet done so. We also made revisions to the applicable paragraphs in "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS".

"BECAUSE WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR COMMON STOCK. INVESTORS
....." PAGE 9

21. PLEASE BE ADVISED THAT SO FAR AS THE RISK TO INVESTORS IS CONCERNED, THIS RISK STATES THAT YOU WILL NOT PAY DIVIDENDS, WHICH IS NOT A RISK BY ITSELF TO
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INVESTORS, CLEARLY STATE THOSE READERS SHOULD NOT RELY ON AN INVESTMENT IN YOUR
COMPANY IF THEY REQUIRE DIVIDEND INCOME AND AN INCOME TO THEM WOULD ONLY COME FROM ANY RISE IN THE MARKET PRICE OF YOUR STOCK, WHICH IS UNCERTAIN AND UNPREDICTABLE.

This risk factor was revised to more clearly highlight the risks associated with the investor's reliance for dividend income and liquidity for our stock and that price appreciation is the only real opportunity for income, if at all.

SELLING SECURITY HOLDERS. PAGE 10

22. WE REFER YOU TO FOOTNOTE 2 OF YOUR SELLING SECURITY HOLDERS TABLE WHERE YOU INDICATE THAT THE BENEFICIAL OWNERSHIP CALCULATED FOR EACH SELLING SHAREHOLDER INCLUDES OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES. PLEASE SPECIFY HOW MANY OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES EACH SELLING SECURITY BOLDER HAS IN THEIR BENEFICIAL OWNERSHIP CALCULATION AS WELL AS THE EXERCISE PRICE AND EXPIRATION DATES OF SUCH OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES.

Footnote 2 was revised to disclose that there are no shares subject to options, warrants or convertible securities.

BUSINESS EXPERIENCE, PAGE 14

23. PLEASE REVISE THE BIOGRAPHY FOR MR. DAN MCFARLAND TO PROVIDE FOR HIS BUSINESS EXPERIENCE FOR THE PAST FIVE YEARS AS REQUIRED BY ITEM 401 OF REGULATION S-B, INCLUDING THE APPLICABLE DATES THAT HE HELD WITH OTHER COMPANIES AND HIS PRESENT EMPLOYMENT OTHER THAN WITH ONELIFE.

We revised disclosure for Mr. McFarland to comply with Item 401 of Regulation
S-B.

DESCRIPTION OF SECURITIES, PAGE 15

24. YOUR CURRENT DISCLOSURE DOES NOT APPEAR TO PROVIDE ALL THE INFORMATION REQUIRED BY ITEM 202 OF REGULATION S-B. FOR EXAMPLE, YOUR DISCLOSURE MUST PROVIDE ANY PROVISION IN YOUR CHARTER OR BYLAWS THAT WOULD DELAY, DEFER OR PREVENT A CHANGE IN CONTROL. DO YOU HAVE ANY PREFERRED STOCK OUTSTANDING OR ARE AUTHORIZED TO ISSUE SUCH STOCK? TO THE EXTENT THAT NO SUCH PROVISIONS EXIST, PLEASE SO INDICATE. PRINCIPAL PRODUCTS AND SERVICES. PAGE 17

We revised disclosure under Description of Securities to comply with Item 202 of Regulation S-B.

25. YOU INDICATE THAT YOUR ONE PRODUCT "DAILY IMMUNE ENHANCER WITH ANTIOXIDANT PROPERTIES" IS READY FOR COMMERCIAL SALE. BASED ON A REVIEW OF YOUR WEBSITE, IT APPEARS YOU ARE ACTIVELY SELLING THE PRODUCT. IF SO, PLEASE REVISE YOUR
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DISCLOSURE HERE AND ELSEWHERE IN YOUR DOCUMENT TO SO REFLECT. PLEASE ALSO REVISE
TO INDICATE HOW LONG YOU HAVE BEEN SELLING YOUR ONE PRODUCT VIA THE INTERNET.

We have made revisions to correct this contradiction in Business development, Principal products and services, Sales strategy, and in our Plan of Operation disclosure.

26. PLEASE IDENTIFY THE SOURCE OF INFORMATION YOU RELIED UPON MAKING THE STATEMENTS SET FORTH IN BULLET POINT FORMAT ON PAGE 17; THE STATEMENT YOU MAKE IN THE LAST SENTENCE ON PAGE 17 WHERE YOU STATE THAT "IT IS ESTIMATED THAT THE POPULATION OF THOSE 65 YEARS AND OLDER WILL DOUBLE TO NEARLY 25% OF THE U.S. POPULATION BY THE YEAR 2030"; AND THE STATEMENTS YOU MAKE IN THE FIRST FULL SENTENCE ON PAGE 18. IN THE ALTERNATIVE, PLEASE DELETE THOSE STATEMENTS.

We deleted all of these statements from the prospectus.

CURRENT INDUSTRY CHALLENGES. PAGE 19

27. YOU INDICATE IN THE INTRODUCTORY PARAGRAPH OF THIS SECTION THAT SEVERAL INDUSTRY EXPERTS HIGHLIGHTED IN A RECENT ARTICLE IN NUTRACEUTICALSWORLD.COM SOME OF THE CHALLENGES YOU LIST IN THIS SECTION. PLEASE REVISE YOUR DISCLOSURE TO IDENTIFY THE ARTICLE YOU ARE REFERRING TO.

We disclosed the date for the article. It was discussed in their July/ August 2005 market update.

SALES STRATEGY. PAGE 20

28. YOU INDICATE THAT YOU PLAN TO SELL YOUR PRODUCT THROUGH AN "AFFILIATE MARKETING PROGRAM" AND FURTHER THAT YOU INTEND TO ADVERTISE TO ATTRACT AFFILIATES USING CERTAIN TARGETED WEBSITES. PLEASE CLARIFY THE APPROXIMATE TUNING OF WHEN YOU EXPECT TO IMPLEMENT THESE SALES STRATEGIES OR IF YOU HAVE ALREADY IMPLEMENTED THESE SALES STRATEGIES, PLEASE REVISE YOUR DISCLOSURE TO SO STATE.

We added the date of completion of our website based affiliate program and a reference to the time period in which we plan to implement our affiliate program in "Sales Strategy".

PLAN OF OPERATION. PAGE 28

29. YOU DISCLOSE THAT YOU EXPECT TO GENERATE REVENUES BEGINNING IN MAY 2007 AND ACHIEVE BREAKEVEN OPERATIONS OVER THE NEXT 12 MONTHS. HOWEVER, YOU HAVE OMITTED A SEPARATE DISCUSSION OF CRITICAL ACCOUNTING ESTIMATES THAT INVOLVE UNCERTAIN MATTERS THAT MAY POSSESS A HIGH DEGREE OF SUSCEPTIBILITY TO CHANGE AND REQUIRE ESTIMATES OR ASSUMPTIONS THAT ARE HIGHLY SUBJECTIVE AND JUDGMENTAL. THE IMPACT OF SUCH ESTIMATES AND ASSUMPTIONS ON OPERATING RESULTS AND FINANCIAL CONDITION
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CAN BE MATERIAL. THIS DISCLOSURE SHOULD PROVIDE INVESTORS WITH A FULLER
UNDERSTANDING OF THE UNCERTAINTIES IN APPLYING CRITICAL ACCOUNTING ESTIMATES AND THE LIKELIHOOD THAT MATERIALLY DIFFERENT AMOUNTS WOULD BE REPORTED UNDER DIFFERENT CONDITIONS OR USING DIFFERENT ASSUMPTIONS. IT SHOULD INCLUDE QUANTIFICATION OF THE RELATED VARIABILITY IN OPERATING RESULTS THAT YOU EXPECT TO BE REASONABLY LIKELY TO OCCUR. FOR ALL CRITICAL ACCOUNTING ESTIMATES, PLEASE PROVIDE A DISCUSSION OF THE UNCERTAINTIES IN APPLYING THESE ACCOUNTING ESTIMATES, A QUANTIFICATION OF THEIR SENSITIVITY TO CHANGES IN KEY ASSUMPTIONS AND THE EXPECTED LIKELIHOOD OF MATERIAL CHANGES IN THE FUTURE. PLEASE REFER TO
SECTION V OF FINANCIAL REPORTING RELEASE NO. 72.

We added a new section under the Description of Business called "Critical Accounting Estimates and all pertinent disclosure.

30. GIVEN YOUR EXPECTATION TO ACHIEVE BREAKEVEN OPERATIONS OVER THE NEXT 12 MONTHS, WE BELIEVE THAT YOUR PLAN OF OPERATION COULD BE IMPROVED. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE A DISCUSSION AND QUANTIFICATION OF GROSS REVENUES AND DIRECT COSTS OF PRODUCTION AND DISTRIBUTION ASSOCIATED WITH YOUR REVENUE MILESTONES FOR THE NEXT 12 MONTHS. ALSO, INCLUDE THE FOLLOWING INFORMATION IN YOUR EXPANDED DISCLOSURE.

--THE FACTORS GOVERNING YOUR EXPECTED ACHIEVEMENT OF BREAKEVEN OPERATIONS. FOR EXAMPLE, EXPLAIN AND DISCLOSE WHETHER YOUR EXPECTED BREAKEVEN POINT WILL INCLUDE ANY EXPENSES RELATED TO LABOR OR OFFICE SPACE.

--THE EXPECTED TERMS OF YOUR ARRANGEMENTS WITH THIRD PARTY CONTRACT
MANUFACTURERS.

--INCLUDE A DISCUSSION OF EXPECTED MARGINS ASSOCIATED WITH "NET REVENUES" AS DISCUSSED IN THE SECTION, LIQUIDITY AND CASH RESOURCES.

--THE TERMS AND EXPECTED DURATION OF YOUR ARRANGEMENTS WITH OFFICERS AND DIRECTORS FOR FREE LABOR AND OFFICE SPACE AND THE AMOUNTS YOU EXPECT TO INCUR ONCE THESE ARRANGEMENTS CEASE.

--THE TERMS AND EXPECTED DURATION OF YOUR ORDER FULFILLMENT ARRANGEMENTS WITH MR. MACFARLAND AND THE EXPECTED AMOUNTS TO BE INCURRED ONCE THIS ARRANGEMENT CEASES.

--THE TERMS GOVERNING YOUR DIRECTORS' COMMITMENT, IF ANY, TO FUND ANY SHORTFALL UNDER YOUR 12 MONTH BUDGET.

We have provided revised disclosure, definition and details with respect to our net revenues for the sale of our product and the related variables that affect it. This disclosure is included in the Plan of Operation - Liquidity and Capital resources section of the prospectus, and includes a detailed table that discloses our margins and net revenues under the best and worst case sales
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assumptions under our existing unit pricing structure. It also discloses the volumes that we must sell in order to achieve break even operations, by quarter, over the next 12 months are the assumptions footnoted to the table. We have also disclosed the variable nature of our revenues and the major factors that give effect. We have also described the current arrangements and impact from our officer/director compensation, order fulfillment activities and premises costs. Terms of equity or debt financing by our directors to cover any budgetary shortfalls over the next 12 months are also disclosed.

We also revised our disclosure to comply with the above noted in the following sections:

-Description of Business, Facilities amended to disclose that order fulfillment activities will remain in the premises of Mr. McFarland for at least the next 12 months.

-Description of Business, Employees, amended to disclose that Mr. McFarland will continue to conduct order fulfillment activities for at least the next 12 months unless they become to onerous and provided there is sufficient financial resources, the company may hire someone in a clerical position to assist with these activities at a probable cost of $25, 000 annually.

FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES, PAGE F-6

31. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR REVENUE RECOGNITION, INCLUDING SALES RETURNS AND ALLOWANCES. NOTE 3 - GOING CONCERN. PAGE F-8

The company's revenue recognition policy was added to Note 2 of the financial statements. "Interest of experts and named counsel" updated to reflect revised audit report date.

32. PLEASE DISCLOSE MANAGEMENT'S VIABLE PLANS TO OVERCOME THE FINANCIAL DIFFICULTIES. REFER TO SECTION 607.02 OF THE FINANCIAL REPORTING CODIFICATION.

Management's plans to overcome the financial difficulties referenced in Note 3 have been disclosed in the financial statements.

EXHIBIT 5.1

33. WE NOTE THE LANGUAGE IN YOUR LEGAL COUNSEL OPINION STATING THAT YOUR OUTSIDE COUNSEL IS NOT LICENSED TO PRACTICE LAW IN THE STATE OF NEVADA, BUT IS ADMITTED TO PRACTICE LAW IN THE STATE OF ARIZONA. THIS TYPE OF QUALIFYING LANGUAGE IS
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INAPPROPRIATE IN YOUR SITUATION AS YOU ARE A NEVADA CORPORATION. IN YOUR NEXT
AMENDMENT, PLEASE RESUBMIT A LEGAL COUNSEL OPINION WHERE COUNSEL OPINES ON THE LEGALITY OF THE SECURITIES UNDER THE LAWS OF THE STATE OF NEVADA.

The Legal Opinion has been revised as requested.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
--------------------------